IN THE MATTER OF FILE NO. 70-9897 SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24 UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740 Allegheny Energy Supply Company, LLC 4350 Northern Pike Monroeville, PA 15146-2841

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Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740

The Commission is requested to send copies of all notices, orders and communications in connection with this Application / Declaration to:

David B. Hertzog Vice President and General Counsel Allegheny Energy, Inc. 800 Cabin Hill Drive Greensburg, PA 15601	Terence A. Burke Deputy General Counsel Allegheny Energy Service Corporation 800 Cabin Hill Drive Greensburg, PA 15601

On December 31, 2001, the Securities and Exchange Commission (SEC) issued Release No. 35-27486 in File No. 70-9897 (the Order) authorizing, among other things, various external and intrasystem financing transactions. The order directed that Allegheny Energy, Inc. (the Company) file with the SEC certificates pursuant to Rule 24 of the Public Utility Holding Company Act (the Act) on a quarterly basis within 60 days from the end of the first three calendar quarters and within 90 days from the end of the last calendar quarter. This certificate reports transactions from October 1, 2002 through December 31, 2003 ("the current period").

The Company hereby certifies the matters set forth below pursuant to Rule 24 of the Act and the Order:

a).  Computation under Rule 53 (a) setting forth the Company's consolidated retained earnings and aggregate investment in all Electric Wholesale Generators (EWG's) and
      Foreign Utility Companies (FUCOS):

(Thousands)	December 31, 2003

Investment in EWG's and FUCOS	$ 233,935
Total consolidated retained earnings (quarterly average)	$ 96,528

Ratio of aggregate investment to consolidated retained earnings	242.3%

b.) Breakdown showing the Company's aggregate investment in each individual EWG/FUCO project covered by the Order:

(Thousands)	December 31, 2003

Allegheny Energy Hunlock Creek, LLC	$ 15,733
AE Supply Gleason Generating Facility, LLC	66,676
AE Supply Wheatland Generating Facility, LLC	54,678
AE Supply Lincoln Generating Facility, LLC	76,134
Acadia Bay Energy Company, LLC	11,444
Buchanan Generation, LLC	4,920
Allegheny Energy Inc. guarantees of EWGs/FUCOS	4,250
Allegheny Energy Supply Company, LLC guarantees of
Gleason, Wheatland, and Lincoln	100
Total Investments in EWG's/FUCOS	$233,935

c.) The consolidated capitalization ratio of the Company at the end of the current period:

(Thousands)	December 31, 2003

Common equity	$ 1,515,859	20.7%
Preferred stock	74,000	1.0%
Minority interest	13,457	0.2%
Long-term and short-term debt	5,725,890	78.1%

Total Capitalization	$7,329,206	100.0%

d.) The market-to-book ratio of the Company's common stock at December 31, 2003 was $1.07.

e.) New investments or commitments to invest in new EWG/FUCO projects during the current period was:

There were no new investments or commitments to invest during the current period.

f.) Analysis of growth in consolidated retained earnings segregating total earnings growth of EWGs and FUCOs from that attributable to "Other Subsidiaries" for the current period:

(Thousands)	Allegheny Energy, Inc.	EWG's And FUCO's*

Retained earnings at January 1, 2003	$ 357,889	$(88,794)
Net (loss)	(354,979)	(4,968)
Dividends	______ -	________ -
Retained earnings at December 31, 2003	$ 2,910	$ (93,762)

*Amounts do not include earnings of EWG's and FUCO's in which the Company holds a minority interest.

As defined in the Order, "Other Subsidiaries" refers the subsidiaries of the Company, other than the Operating Companies and AE Supply. The Operating Companies, together with the other subsidiaries of the Company that are public utility companies now existing or hereafter created or acquired, as defined under the Act, are referred to as "Utility Subsidiaries." The Operating Companies, dba Allegheny Power include West Penn Power Company (West Penn), The Potomac Edison Company (Potomac Edison) and Monongahela Power Company (Monongahela Power).

g.) Statement of revenues and net income for each EWG and FUCO for the twelve months ending December 31, 2003:

(Thousands)	Revenue*	Income
Allegheny Energy Hunlock Creek, LLC	$ -	$ (20)
AE Supply Gleason Generating Facility, LLC	17,991	-
AE Supply Wheatland Generating Facility, LLC	10,596	-
AE Supply Lincoln Generating Facility, LLC	27,680	(9)**
Acadia Bay Energy Company, LLC	-	(3,831)
Buchanan Generation, LLC	15,145	(1,108)
	$ 71,412	$ (4,968)
*Does not include EWG's and FUCO's in which the Company holds a minority interest.
** Adjustment to retained earnings due to merger.

h.) Sales of common stock for the Company during the current period were:

	Share Price at Agreement Date
	Avg. Market Price	Avg. Purchase Price
Issuance of common stock

There were no sales of the Company's common stock during the current period.

i.)  The total number of shares of common stock issued during the current period under the Company's share purchase and dividend reinvestment plan, system employee benefit plan and executive compensation plans, including any plans adopted, were:

There were no shares of common stock issued during the current period.

j.) Guarantees and credit support provided by the Company including the name of the issuing company and the name of the subsidiary company during the current period were:

Name of Issuing Company	Counterparty	On behalf of:

No guarantees or credit support were provided by the Company during the current period.

k.) Short term debt issued by the Company, including the term and amount, during the current period was as follows:

Term		Amount

No short-term debt was issued by the Company during the current period.

l.) For any financings consummated by any Operating Company (see item (f) above), during the current period which financings are not exempt under Rule 52:

Term		Amount

No financings were consummated by an Operating Company during the current period.

m.) Any financings consummated by AE Supply or any Other Subsidiary (see item (f) above) during the current period which financings are not exempt under Rule 52:

Term			Amount

No financings were consummated by AE Supply or any Other Subsidiary during the current period.

n.) Any financings consummated by any Operating Company (see item (f) above) during the current period under the exemption provided by Rule52:

Term			Amount

No financings were consummated by an Operating Company during the current period.

o.) Any financings consummated by AE Supply or any Other Subsidiaries (see item (f) above) during the current period, under the exemption provided by Rule52:

Term			Amount

No financings were consummated by AE Supply or any Other Subsidiaries during the current period.

p.) The notional amount and principal terms of any Instruments to hedge interest rate or currency risk entered into during the current period, and identification of the parties to the Instrument:

Name of Counter Party	Company	Term	Notional Amount

No interest rate or currency hedges were entered into during the current period.

q.) The name, parent company, and amount invested in any new Intermediate company or financing entity during the current period:

Intermediate Company Name	Parent Company Name	Notional Amount

No amounts were invested in a new Intermediate company or financing entity during the current period.

r.)  Consolidated balance sheets as of the end of the current period for the Company and separate balance sheets as of the end of the current period for each company that has engaged in financing transactions during the current period.

The Company's balance sheet is incorporated by reference to the Company's Form 10-K for the fiscal year ended December 31, 2003, File No. 1-267.

March 30, 2004	Allegheny Energy, Inc. By /S/ THOMAS R. GARDNER Thomas R. Gardner Vice President, Controller & Chief Accounting Officer